


14048610

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C   20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
hours per response.....12.00

SEC FILE NUMBER
8-50335

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01-Jan-13_____ AND ENDING _____31-Dec-13_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JH Darbie & Co., Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

99 Wall Street- 6th Floor
_____
(No. and Street)

New York   NY   10005
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Rabinowitz   212-269-7271
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A   Monmouth Beach   NJ   07750
(Address)   (City)   (State)   (Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Robert Rabinowitz__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__JH Darbie & Co., Inc.__ , as of
__December 31, 2013__ , are true and correct, I further swear (or affirm)
that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified
solely as that of a customer, except as follows:

CATHERINE M MAGER
Notary Public - State of New York
NO. 01MA6232131
Qualified in New York County
My Commission Expires Dec 6, 2014
Notary Public

_____
Signature

_____
Title

This report ** contains (check applicable boxes):

X	(a) Facing Page
X	(b) Statement of Financial Condition
X	(c) Statement of Income (Loss)
X	(d) Statement of Changes in Financial Condition
X	(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
	(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
	(k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
X	(l) An Oath or Affirmation
X	(m) A copy of the SIPC Supplemental Report.
X	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholders
JH Darbie & Co., Inc.

We have audited the accompanying financial statements of JH Darbie & Co., Inc., which comprise the balance sheet at December 31, 2013 and the related statements of operations, changes in shareholder equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to error or fraud.

Auditor's Responsibility

Our responsibility is to express an opinion on these financials statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America and pursuant to Regulation 1.16 under the Commodity Exchange Act. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JH Darbie & Co., Inc. as of December 31, 2013 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Donahue Associates LLC
Monmouth Beach, New Jersey
February 22, 2014

2

JH Darbie & Co., Inc.
Balance Sheet
As of December 31, 2013

ASSETS

Current assets:	
Cash	$248,248
Receivables from clearance account	446,002
Prepaid expenses	1,094
Total Current Assets	$695,344
Other asset:	
Security deposit	23,375
Total Assets	$718,719

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$223,055
Total Current Liabilities	$223,055
Shareholders' Equity:	
Common stock	$200
Additional paid in capital	692,048
Retained deficit	(196,584)
Total Shareholders' Equity	495,664
Total Liabilities & Shareholders' Equity	$718,719

Please see the notes to the financial statements.

JH Darbie & Co., Inc.
Statement of Operations
For the Year Ended December 31, 2013

Commission revenues & other service fees	$4,660,297
Commission & clearance expenses	(2,557,952)
Net margin	$2,102,345
General and administrative expenses:	
Salaries & consulting	$946,955
General administration	1,125,352
Total general and administrative expenses	2,072,307
Income from operations	$30,038
Other income:	
Interest income	53
Net income before income tax provision	$30,091
Provision for income taxes	(4,169)
Net income	$25,922

Please see the notes to the financial statements.

4

JH Darbie & Co., Inc.
Statement of Cash Flows
For the Year Ended December 31, 2013

Operating activities:	
Net income	$25,922
Changes in other operating assets and liabilities:	
Deposit with clearing broker	33,229
Prepaid expenses	6,110
Accounts payable & accrued expenses	92,958
Net cash provided by operations	$158,219
Net increase in cash during the fiscal year	$158,219
Cash at December 31, 2012	90,029
Cash at December 31, 2013	$248,248
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$5,721

Please see the notes to the financial statements.

JH Darbie & Co., Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2013

	Common Stock	Additional Paid in Capital	Retained Deficit	Total
Balance at December 31, 2012	$200	$692,048	($222,506)	$469,742
Net income for the fiscal year			25,922	25,922
Balance at December 31, 2013	$200	$692,048	($196,584)	$495,664

Please see the notes to the financial statements.

JH Darbie & Co., Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2013

1. Organization

JH Darbie & Co., Inc. (the Company) is a privately held corporation formed in New York in 1997 for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. Through its clearing broker, the Company clears securities transactions on a fully disclosed basis for its clients. The Company operates under the exempt provisions of the Security and Exchange Commission Rule 15c3-3(k)(2)(b).

The Company is registered with the National Futures Association (NFA) and the Commodity Futures Trading Commission (CFTC) to solicit accounts for trading in registered futures and options. The Company introduces its customers on a fully disclosed basis through a futures commission merchant (FCM). The FCM charges the customer a commission fee for trades transacted and remits a portion of these fees to the Company.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Commission revenues and related fees are recorded on a settlement date basis and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in the financial statements, except for statutory state and local taxes.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, receivable from clearance account, prepaid expenses, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2013 because of their short term nature.

4. Commitments and Contingencies

The Company is committed to a non-cancelable lease for office space and rents an office in New York City, New York. Minimum lease payments due under the lease are as follows.

2014	$156,228
2015	160,178
2016	164,918
2017	169,658
2018	28,408
Total minimum payments	$679,390

Rent expense for fiscal year 2013 was 129,193.

5. Off Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing broker dealer on a fully disclosed basis. This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. In the event that a customer is in default of an obligation to the clearing broker, the clearing broker will require the Company to fulfill the obligation on behalf of its customer.

The Company seeks to control these risks by monitoring the transactions of customer accounts on a daily basis. The Company has the authority to liquidate position in customer accounts at its discretion in order to ensure the account is in financial compliance with established requirements imposed by the clearing broker.

6. Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk are its cash deposits. The Company, from time to time, maintains deposits at banks which are in excess of insured amounts.

7. Income Tax Provision

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes $30,091

A reconciliation of provision for income taxes at the statutory rate to provision
for income taxes at the Company's effective tax rate is as follows:

Statutory U.S. federal rate	0%
Statutory state income tax	1%
Statutory local income tax	8.85%
Effective rate	9.85%

Federal Tax Computation:

S Corporation - No federal tax at corporate level	0

State and City Tax Computation:

Taxable P/L	30,091
Add back: State Income Tax Deduction	5,721
State/City Tax Base	35,812
State statutory minimum based on gross receipts	1,000
City - 8.85%	3,169
Provision for Income Taxes	4,169

10

8. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000 or 6 2/3% of aggregate indebtedness, whichever is larger. The Company is also subject to the minimum net capital rules of the National Futures Association, which is defined as the greater of $45,000 or any amount based upon the number of brokers employed by the firm. The computation of net capital computation for the Company is as follows

CREDIT:	
Shareholders' equity	$495,664
DEBITS:	
Nonallowable assets:	
Prepaid income taxes	(1,094)
Security deposit	(23,375)
NET CAPITAL	$471,195
Haircuts	0
ADJUSTED NET CAPITAL	$471,195
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	14,886
EXCESS NET CAPITAL	$456,309
AGGREGATE INDEBTEDNESS:	$223,055
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	47.34%
Excess net capital previously reported	$474,408
Reduction in nonallowable asset - prepaid income tax	4,989
Audit adjustments to assets and liabilities	(22,511)
Change in minimum requirement due to audit change in aggregate indebtedness	(577)
Excess net capital per this report	$456,309

9. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2013 through the date of this report and found no material subsequent events reportable during this period.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ.   07750
Phone: (732) 229-7723

The Shareholders
JH Darbie & Co., Inc.

In planning and performing our audit of the financial statements of JH Darbie & Co., Inc. for the year ended December 31, 2013, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Regulation 1.16 in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17. The Company does not hold customer funds.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2013 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2013, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the assessments and payments to the Security Investor Protection Corporation (SIPC) for the year ended December 31, 2013 in order to assist you and interested third parties in evaluating the Company's compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company is responsible for compliance with these requirements. These agreed-upon procedures were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures performed and our findings are as follows.

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences.

2. We compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2013 and noted no differences.

3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and other working papers and noted no differences.

4. We proved the arithmetic accuracy of the calculations reflected in Form SIPC-7T and the related schedules supporting the adjustments and noted no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed and noted no differences.

With regard to the SIPC fee assessment testing, we were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Donahue Associates LLC
Monmouth Beach, N.J.
February 22, 2014